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SEC FILE NUMBER
~~8- 17301~~

8-35134

RECEIVED
FEB 2 8 2003
207
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECURITIE[S AND EXCHANGE COMM]ISSION

03013342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reinoso & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Napier (212) 832-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, William H. Napier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reinoso & Company, Inc., as of December 31, 2002, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Willia D. Napier
Signature

VICE PRESIDENT
Title

Notary Public

NANCY FOX
Notary Public, State of New York
No. 4762119
Qualified in Kings County
Certificate Filed in New York County
Commission Expires 09/30/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REINOSO & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

****

The Company's statement of financial condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

To the Shareholder
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Reinoso & Company Incorporated as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

February 5, 2003

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 304
Receivable from brokers	355
Securities owned, at fair value	418,756
Interest receivable	15,520
Prepaid expenses	2,389
Property and equipment - at cost, less accumulated depreciation of $0	933
Total Assets	$ 438,257

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 12,660
Stockholder's Equity	
Common stock, $.10 par value, 1000 shares authorized, 1000 shares issued	100
Additional paid in capital	808,791
Retained earnings (deficit)	47,524
Treasury stock, at cost, 300 shares	(430,818)
Total Stockholder's Equity	425,597
Total Liabilities and Stockholder's Equity	$ 438,257

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Reinoso & Company Incorporated, (the "Company"), which became a broker-dealer in 1985, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the accelerated cost recovery system.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

Note 3 - Commitments

Leases

The Company leases its office premises on a month-to-month basis.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

Note 4 - Related Party Transactions

The Company charges Reinoso Asset Management, an affiliate company under common ownership, an administrative fee for professional services rendered.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2002, the Company had net capital, as defined, of $377,435 which exceeded the required minimum net capital by $372,435. Aggregate indebtedness at December 31, 2001 totalled $12,660 and the ratio of aggregate indebtedness to net capital was .03 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.